1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 13, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                              No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/07/13

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2009/06/11 : To announce the acquisition of the common shares of Senao International Co., Ltd. will not be on schedule

2.	Announcement on 2009/06/17 : New Appointment of Juristic-Person Supervisor Representatives

3.	Announcement on 2009/06/19 : Important Resolutions of Annual General Meeting for the year 2009

4.	Announcement on 2009/07/06 : Explanation of the report that Chunghwa Telecom plans to cooperate with Japanese company to enter into e-commerce market

5.	Announcement on 2009/07/09 : Announcement of the District Court Judgment on Chunghwa Telecom Workers’ Union Requesting Chunghwa Telecom not to engage in Certain Behaviors

6.	Announcement on 2009/07/10 : Chunghwa Telecom announced its unaudited revenue for June 2009

7.	Announcement on 2009/07/10 : June 2009 sales

EXHIBIT 1

To announce the acquisition of the common shares of Senao International Co., Ltd. will not be on schedule

Date of events: 2009/06/11

Contents:

1. Date of occurrence of the event: 2009/06/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

(1) Chunghwa Telecom announced a material information on March 27, 2009, which stated the Company would acquire 48,000 thousand common shares from Senao through private placement.

(2) Owing to the aforementioned acquisition can not meet the schedule set by Securities and Exchange Act, Chunghwa has to postpone the acquisition.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

New Appointment of Juristic-Person Supervisor Representatives

Date of events: 2009/06/17

Contents:

1. Date of occurrence of the change: 2009/06/17

2. Name of juristic-person director/ supervisor:

National Development Fund, Executive Yuan

3. Name and resume of the replaced person:

Judy Fu-Meei Ju; Public Prosecutor in the Taiwan Superior Court Prosecutor’s Officer; Ph.D. degree in law from the National Taiwan University.

4. Name and resume of the replacement:

Shu-Chen Chen; Office Director/ Secretary-General Office, Executive Yuan; Master, Public Administration and Policy Dept., National Taipei University.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6. Original term (from             to             ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2009/06/17

8. Any other matters that need to be specified: None

EXHIBIT 3

Important Resolutions of Annual General Meeting for the year 2009

Date of events: 2009/06/19

Contents:

1. Date of the shareholders’ meeting: 2009/06/19

2. Important resolutions:

(1) Accepting the Company’s business report and financial statements for the year 2008.

(2) Approving the Company’s proposal for the distribution of 2008 earnings. The dividend per share is NT$3.83.

(3) Approving the revision of Articles of Incorporation.

(4) Approving the conversion of the capital surplus into capital stock of the Company and issuance of new shares. One hundred new shares shall be allocated for each one thousand shares of common shares.

(5) Approving the capital deduction and issuance of cash dividends.

(6) Approving the revision of the “Procedures for Acquisition or Disposal of Assets”.

(7) Approving the revision of the “Procedures for Lending of Capital to Others”.

(8) Approving the revision of the “Procedures for Endorsements and Guarantees”

3. Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4. Any other matters that need to be specified: None

EXHIBIT 4

Explanation of the report that Chunghwa Telecom plans to cooperate with Japanese company to enter into e-commerce market

Date of events: 2009/07/04

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/07/04

3. Content of the report: Chunghwa Telecom plans to cooperate with Japanese company to enter into e-commerce market

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

That Chunghwa Telecom cooperates with Japanese company on TV commerce or exchange of IPTV content is currently still under feasibility assessment.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Announcement of the District Court Judgment on Chunghwa Telecom Workers’ Union Requesting Chunghwa Telecom not to engage in Certain Behaviors

Date of events: 2009/07/09

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Chunghwa Telecom Workers’ Union (“the Union”), Taipei District Court, 96 Su Tze 7379 Civil Judgment.

2. Date of occurrence of the event: 2009/07/09

3. Background and circumstances of the matter (including the property/subject matter under dispute): the Union requested the Company not to engage in certain behaviors. The District Court ruled on June 30, 2009 (delivered on July 9, 2009) that the Guidelines for Performance Review of Chunghwa Telecom Staff (promulgated on November 23, 2005 and revised on January 2, 2007, the “Guideline”) is void and unenforceable, and the Company shall negotiate with the Union about the enactment of the Guideline.

4. Course and progression of handling of the matter: negotiations on the Guideline between the Company and the Union will be continuing.

5. Effect on company finances and business and estimated monetary amount of the effect: N/A

6. Countermeasures and status of amelioration: the Company is deliberating whether to file an appeal or not.

7. Any other matters that need to be specified: N/A

EXHIBIT 6

Chunghwa Telecom announced its unaudited revenue for June 2009

Date of events: 2009/07/10

Contents:

1. Date of occurrence of the event: 2009/07/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of June 2009, total revenue decreased by 4.4% year-over-year to NT$15.04 billion. Operating income for the month was NT$5.08 billion, net income NT$4.02 billion, EPS NT$0.41. For the first six months this year, total revenue decreased by 3.2% year-over-year to NT$90.37 billion, operating income was NT$28.50 billion, net income NT$22.33 billion, EPS NT$2.30.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom

June 13, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2009

1) Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Jun	Invoice amount	16,387,779	18,970,470	(-)2,582,691	(-)13.61%
Jun	Invoice amount	99,381,647	106,098,871	(-)6,717,224	(-) 6.33%
Jun	Net sales	15,043,512	15,731,247	(-) 687,735	(-) 4.37%
Jun	Net sales	90,371,525	93,367,447	(-)2,995,922	(-)3.21%

b	Trading purpose : None